

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 8, 2016

Tadas Dabasinskas
President
Apex Resources Inc
Alytaus g. 100
Varèna, Lithuania

  Re: **Apex Resources Inc**
    Amendment No. 3 to Registration Statement on Form S-1
    Filed May 20, 2016
    File No. 333-207109

Dear Mr. Dabasinskas:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2016 letter.

Registered Public Company Accountant's Independent Opinion Report, page F-1

1. Your audit report indicates that the financial statements are in complete conformity with International Financial Reporting Standards (IFRS). However, footnote 1 to your audited financial statements on page F-6 states that the financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States. Please reconcile and correct as appropriate.

2. We note the going concern qualification by your predecessor auditor. Considering your disclosures throughout the filing indicate that your auditor has issued a going concern opinion, please have your auditor update his audit report to include a going concern qualification or explain to us why the successor audit report does not include such language.

Notes to the Financial Statements

Development Stage Entity, page F-7

3. Even though you disclose that you adopted ASU 2014-10, we note that your financial statements indicate that you are a development stage entity and your interim financial statements present inception to date figures. Please revise your filing as necessary to address this apparent inconsistency.

Revenue Recognition, page F-8

4. We have reviewed your response to comment 3. Since it appears your suppliers are responsible for fulfillment and ultimate acceptability of customer orders and you merely assist your clients with ordering and returning the products from the suppliers, explain to us in further detail how you concluded you are the primary obligor In doing so, address the following items:

- Summarize for us the key terms and conditions of your sales contracts and provide us with a sample of a typical sales contract with your customers. Also, explain to us how amounts due to suppliers for product purchases are determined. For example, specify if you pay suppliers a percentage of the customer sales price you receive or if such purchases are negotiated independently of amounts billed to customers.

- Walk us through the steps of a typical product sale and return transaction from start to finish. In regards to the sales side, demonstrate how customers are found, how customer orders are initiated, how product specifications are handled, and how suppliers are selected. Explain if customers are aware of the specific supplier selected and if the customer has any contact with the supplier at any point. In regards to the returns side, explain how customer returns are initiated and clarify if customers contact you, the supplier, or both parties, when conducting a return. Clarify if you bear any costs related to product returns.

- Your response indicates you believe that you are legally responsible for product fulfillment. However, in substance, it would appear your supplier is responsible for delivery and acceptability of the product since you have no return risk. In this regard, clarify whether your supplier is also legally responsible for fulfillment.

- Please provide to us any marketing materials you rely on to sell your products. An example of your marketing material would facilitate our review.

Refer to Refer to ASC 605-45-45-16 for further guidance.

<u>Part II – Information Not Required in Prospectus</u>

<u>Exhibits and Financial Statement Schedules, page 44</u>

5. Please include the letter from KCC & Associates that you reference on page 40 as an exhibit to the registration statement. For guidance, please refer to Item 601(b)(16) of Regulation S-K.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

                                            Sincerely,

                                            /s/ Lilyanna Peyser for

                                            Mara Ransom
                                            Assistant Director
                                            Office of Consumer Products

cc: Adam S. Tracy